UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 10, 2016

First Busey Corporation

(Exact name of registrant as specified in charter)

Nevada	0-15950	37-1078406
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 W. University Ave.
Champaign, Illinois  61820
(Address of principal executive offices) (Zip code)

(217) 365-4544
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                                           Other Events.

First Busey Corporation (“First Busey”) reported that a putative class action lawsuit captioned Patel v. Douglass, et al., has been filed in the Circuit Court of the County of St. Louis, Missouri, Case No. 16SL-CC00406 (the “Lawsuit”). The Lawsuit relates to the Agreement and Plan of Merger (the “Merger Agreement”) between First Busey and Pulaski Financial Corp. (“Pulaski”), dated as of December 3, 2015. Pursuant to, and subject to the terms and conditions of the Merger Agreement, Pulaski will merge with and into First Busey, with First Busey as the surviving entity following the merger (the “Merger”). The Lawsuit names as defendants the members of Pulaski’s board of directors, Pulaski and First Busey. A demand for jury trial has been made. The Lawsuit alleges breaches of fiduciary duty due to the process leading to the proposed merger of Pulaski and First Busey, potential conflicts of interest, inadequate merger consideration, the terms of the Merger Agreement, and the failure to disclose allegedly material information related to the proposed merger in the Proxy Statement/Prospectus of First Busey and Pulaski, dated February 3, 2016 and filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2015 (the “Proxy Statement/Prospectus”). The Lawsuit also alleges that First Busey aided and abetted the breach of fiduciary duty. The relief sought includes class certification, declaratory relief, an injunction against the Merger, rescission or rescissory damages if the Merger is consummated, costs and attorney’s fees.

Pulaski and First Busey believe that the factual allegations in the complaint are without merit and intend to defend vigorously against these allegations.

Additional information related to the Lawsuit is contained in the supplement attached as Exhibit 99.1 hereto (the “Supplement”) to the Proxy Statement/Prospectus. The Supplement should be read in conjunction with the Proxy Statement/Prospectus and the documents incorporated by reference therein.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits.

99.1                        Supplement, dated February 10, 2016 to the Proxy Statement/Prospectus of First Busey Corporation and Pulaski Financial Corp., dated February 3, 2016

Special Note Concerning Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and Pulaski.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and Pulaski’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this Current Report on Form 8-K, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor Pulaski undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and Pulaski to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and Pulaski will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Pulaski with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of required stockholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason;  (vi) the effect of the announcement of the transaction on customer relationships and operating results;  (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local and national economy; (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and Pulaski’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (x) changes in interest rates and prepayment rates of First Busey’s and Pulaski’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Pulaski; (xvi) outcomes of existing or new litigation involving First Busey or Pulaski, including the litigation described in this Current Report on Form 8-K; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.  Additional information concerning First Busey and Pulaski and their business, including additional factors that could materially affect First Busey’s and Pulaski’s financial results, are included in First Busey’s and Pulaski’s filings with the SEC.

Additional Information

First Busey has filed with the SEC a Registration Statement on Form S-4, as amended, that includes a Proxy Statement of First Busey and Pulaski and a Prospectus of First Busey, as well as other relevant documents concerning the proposed transaction. The Registration Statement has been declared effective and the Proxy Statement/Prospectus has been mailed to shareholders of First Busey and Pulaski.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST BUSEY AND PULASKI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A copy of the Proxy Statement/Prospectus, as well as other filings containing information relating to the Merger filed by First Busey and Pulaski can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Pulaski’s website at www.pulaskibank.com under the tab “Our Story” and then under “Shareholder Relations” and “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from Pulaski, upon written request to Pulaski Financial Corp., Corporate Secretary, 12300 Olive Boulevard, St. Louis, Missouri 63141 or by calling (314) 878-2210.

Participants in this Transaction

First Busey, Pulaski and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Busey relating to its 2015 Annual Meeting of Stockholders filed with the SEC by First Busey on April 17, 2015 and the definitive proxy statement of Pulaski relating to its 2016 Annual Meeting of Stockholders filed with the SEC on December 23, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus dated February 3, 2016 regarding the proposed merger. These definitive proxy statements and the Proxy Statement/Prospectus can be obtained free of charge from the sources indicated above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2016	FIRST BUSEY CORPORATION

	By:	/s/ Robin N. Elliott
	Name:	Robin N. Elliott
	Title:	Chief Financial Officer